[redacted]

10027494

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68239

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/07/09 (Inception) AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC POINT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 E. Katella, Suite 275
(No. and Street)

Anaheim (City) California (State) 92806-6047 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brett Evans (714) 712-3434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LA VINE & ASSOCIATES CPAS, INC.
(Name – *if individual, state last, first, middle name*)

26691 Plaza, Suite 222 (Address) Mission Viejo (City), California (State) 92691 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FEB 26 2010

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brett Evans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Point Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT PETERS
Commission # 1800340
Notary Public - California
Orange County
My Comm. Expires Jun 3, 2012

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Pacific Point Securities, LLC
Anaheim, California

We have audited the accompanying balance sheet of Pacific Point Securities, LLC as of December 31, 2009 and the related statements of operations, changes in members' equity, and cash flows from inception (April 7, 2009) through December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Point Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows from inception (April 7, 2009) through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II & III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPAs Inc.

Mission Viejo, California
February 17, 2010

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

PACIFIC POINT SECURITIES, LLC
Statement of Operations
From Inception (April 7, 2009) through December 31, 2009

REVENUES	
Commission income	$ -
TOTAL REVENUES	-
EXPENSES	
Licensing and other fees	10,071
Rent	500
Other operating expenses	919
TOTAL EXPENSES	11,490
LOSS FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES	(11,490)
PROVISION FOR INCOME TAXES - Note 1	
Current	800
TOTAL PROVISION FOR INCOME TAXES	800
NET LOSS	$ (12,290)

The accompanying notes are an integral part of the financial statements.

PACIFIC POINT SECURITIES, LLC
Statement of Changes in Members' Equity
From Inception (April 7, 2009) through December 31, 2009

Inception (April 7, 2009)	$	-
Member Contributions		60,000
Net Loss		(12,290)
Balance - December 31, 2009	$	47,710

The accompanying notes are an integral part of the financial statements.

PACIFIC POINT SECURITIES, LLC
Statement of Cash Flows
From Inception (April 7, 2009) through December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (12,290)
Changes in assets and liabilities:	
Increase in other assets	(429)
Increase in income taxes payable	800
Increase in other liabilities	500
Net cash consumed by operating activities	(11,419)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member contributions	60,000
Net cash provided by financing activities	60,000
Net increase in cash	48,581
CASH BALANCE - beginning	-
CASH BALANCE - ending	$ 48,581
Supplemental disclosure of cash flow information:	
Interest paid	-
Income taxes paid	$ -

The accompanying notes are an integral part of the financial statements.

THE COMPANY

Pacific Point Securities, LLC, "the Company", is a managing broker-dealer of private placement of securities in oil and gas, real estate, debt and other direct participation programs. The Company was formed in the State of Nevada on April 7, 2009. The Company's home office is located in Anaheim, California.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for financial statement reporting and the cash basis method for income tax return preparation.

Recognition of sales and income - securities transactions are recorded on a settlement basis, generally the third business day following the transaction date.

Income taxes - A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the individual income tax returns of its members based upon their percentage of ownership. Consequently, only the $800 minimum franchise tax for the State of California has been recorded as a current income tax provision.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As of December 31, 2009, the Company had net capital of $27,281 which was $22,281 in excess of its required net capital of $5,000.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into an administrative services agreement with an affiliate to provide the Company with accounting and other administrative services. The terms of this agreement call for a monthly service fee of $500 to be paid beginning December 2009.

PACIFIC POINT SECURITIES, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
From Inception (April 7, 2009) through December 31, 2009

COMPUTATION OF NET CAPITAL		
Total ownership equity:		
Members' equity (from balance sheet)	$	47,710
Deductions:		
Fidelity Bond		(20,000)
Other assets		(429)
Net Capital	$	27,281
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$	5,000
Minimum net capital (6-2/3% of aggregate indebtedness)	$	86
Excess net capital	$	22,281
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	27,151
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities (from balance sheet)	$	1,300
Ratio of aggregate indebtedness to net capital		0.05

RECONCILIATION
The following is a reconciliation as of December 31, 2009 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

Net Capital - Company's computation	$	28,581
Reconciling items:		
Income tax provision		(800)
Rent accrual		(500)
Net Capital	$	27,281

The accompanying notes are an integral part of the financial statements.

PACIFIC POINT SECURITIES, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2009

A computation of reserve requirement is not applicable to Pacific Point Securities, LLC as the Company qualified for exemption under Rule 15c3-3 (k)(2)(i).

PACIFIC POINT SECURITIES, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

December 31, 2009

Information relating to possession or control requirements is not applicable to Pacific Point Securities, LLC as the Company qualified for exemption under Rule 15c3-3 (k)(2)(i).

LaVine & Associates
Certified Public Accountants, Inc.

Independent Auditor's Report on Internal Control Structure Required By SEC Rule 17a-5

Board of Directors
Pacific Point Securities, LLC
Anaheim, California

In planning and performing our audit of the financial statements and supplemental schedules of Pacific Point Securities, LLC (the Company), from inception (April 7, 2009) through December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 17, 2010

PACIFIC POINT SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2009